Filed by General Motors Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                           Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                              Subject Companies: Hughes Electronics Corporation
                                                     General Motors Corporation
                                                 Commission File No. 333-105851
                                                 Commission File No. 333-105853


DIRECTV EMPLOYEE NEWS
THE BUZZ @ DIRECTV
September/October 2003


AT THE TOP OF OUR GAME
CELEBRATING A SECOND J.D. POWER AND ASSOCIATES AWARD



[IMAGE OF DIRECTV EMPLOYEES]



Exclusively for DIRECTV Employees                                 [DIRECTV LOGO]

COVER STORY

LOCATION, LOCATION, LOCATION
Staying On Top Takes Team Effort

[Image of Cover]    These seven employees represent different departments at
                    DIRECTV, each of which plays a role in shaping customer experiences as they relate to the criteria measured in the J.D. Power and Associates 2003 Residential Cable/Satellite
                    TV Customer Satisfaction Study(TM).

Your colleagues on the cover, representing their departments at large, are:

Tammy Poteet                   brand manager (left)

Ruth Overturf                  team leader, Boise Customer Care Center

Danita Cauthen                 supervisor, IT Operations

Hestia Lei                     senior marketing manager of basic and premium
                               Services, Subscription Services Marketing

Catherine                      senior manager, Programming Acquisitions
Slocum-Nall

Jennifer Law                   marketing manager, Acquisition Marketing

Lillian Sugimura               broadcast operator, Los Angeles Broadcast Center

THE SURVEY CATEGORIES ARE:

o          Performance and Reliability
o          Billing
o          Image
o          Customer Service
o          Cost of Service
o          Offerings and Promotions

HERE'S WHAT THEY HAD TO SAY ABOUT DIRECTV'S SECOND CONSECUTIVE #1 RANKING WITH J.D. POWER AND ASSOCIATES:

"The LABC and CRBC work closely with Customer Service, and we take signal quality very seriously. In addition to making use of the latest technology, we put ourselves in the customer's place to make sure the viewing experience is pleasant. Our procedures help us avoid or quickly resolve any signal problems and our Signal Quality Team, which is always on the lookout for any anomalies, follows up on all customer complaints or concerns, no matter how small. We set the highest standards in the industry and we take pride in our on-air performance."

                               --Lillian Sugimura

"In the Customer Retention department we quickly identify the customer issue and offer an appropriate resolution in order to retain their business. Our ECs are very knowledgeable and effectively balance the customer's needs with those of the business."

                                 --Ruth Overturf

"My department provides invaluable expertise relative to how we bill and authorize our customers for service, and our contribution to the company's customer service success this year is the same as it's always been. Through all the meetings, forms, and procedures necessary to do our job effectively, we never lose sight of the big picture. We are always cognizant of the fact that we are working to provide the best possible experience for the customer."

                                --Danita Cauthen

"We are constantly providing more new and exciting programming options for our customers, including [DIRECTV(R)] FREEVIEW and pay-per-view events, sports packages, international programming, and local channels -- we know this is what the customer wants and we provide it."

                             --Catherine Slocum-Nall

"The DIRECTV brand image is one of commitment - commitment to bringing our customers innovative, high-quality entertainment products and services. The Brand group's unique position of seeing all customer touchpoints allows us to ensure our promise to our customers is being kept at every point of contact."

                                 --Tammy Poteet

"From acquisition to current customer marketing, our goal is to promote a consistent marketing message to our customers with easy to understand step-by-step process."

                                  --Hestia Lei

"Acquisition Marketing has contributed to the company's customer service success this year by developing a compelling DTV selling story that ensures prospective consumers are properly educated on what DIRECTV has to offer and how to get it."

                                 -- Jennifer Law

                                       ***

ASKROXANNE

[IMAGE OF ROXANNE AUSTIN]

Q: Now that GM has received the IRS ruling it was seeking, what is the next step along the road to completion of the News Corp. transaction?

A: In connection with the proposed split-off of Hughes from General Motors Corporation and the proposed transaction with News Corp., GM has mailed all eligible GM common stockholders a document consisting of the following three pieces: a consent solicitation of GM, a prospectus of Hughes and a prospectus of News Corp. The document is being used by GM to solicit the stockholder consents necessary for the transactions to be completed.

The document includes a description of the proposed transactions and information regarding Hughes Common Stock that will be exchanged for GM Class H Common Stock and the News preferred American Depository Shares (ADSs) that may be issued in exchange for a portion of the Hughes Common Stock. It also contains questions and answers about the transactions and a summary description of materials contained elsewhere in the document.

Each of you who held either GM $1 2/3 common stock or GM Class H stock on the record date (August 1, 2003) should receive, or already have received, a copy of the document.

The consent solicitation period could end as early as October 3. Pending completion of this solicitation, please refer to the documents referenced above. Because of requirements imposed by U.S. securities laws, we are going to limit our communications with you regarding the proposed transactions while stockholders are being solicited to vote.

If you have any questions about the transactions, about how to complete and mail your consent card, or if you are a stockholder and want a copy of the document, please contact the GM consent solicitation agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, NY 10022; (800) 206-5881 or (877) 807-8895.


NEW FRIENDS AND FAMILY OFFER FOR NEW CUSTOMERS ONLY

HOW ABOUT A $99 DVR FOR YOUR FRIENDS AND FAMILY?

Want to be the most popular person on your block? Tell your friends and family members that they can purchase a DIRECTV(R) DVR for the low price of only $99. And, second and third additional standard DIRECTV(R) Receivers are free. An annual TOTAL CHOICE(R) programming commitment is required.

Have your friends and family (new customers only) call 1-877-407-4344 to take advantage of this great offer, and be sure they mention your payroll number. This offer is good until December 31, 2003, or while supplies last.

For product information, offer details, and terms and conditions, visit the DEN and click on the "Friends and Family Get the Goods!" link.

CLARIFICATION

The July/August issue of The Buzz@DIRECTV stated that the NFL CHANNEL had already launched on DIRECTV(R) service. In fact, it is scheduled to launch in early November under a different name, the NFL Network.


THE BUZZ@DIRECTV IS PUBLISHED FOR EMPLOYEES OF DIRECTV, INC., BY DIRECTV COMMUNICATIONS.
Send feedback and article ideas to The Buzz@DIRECTV at M/S RE/R8/N355 or via e-mail to Tina Swartz at cdswartz@directv.com. Please include your name, department information and phone number.

Editor ...............................Tina Swartz

Writers ..............................Martin Ott, Leticia Marquez, Victoria Tang


Director, Communications .............Caroline Leach

Art Direction ........................Jane Dryden

Project Manager.......................Cortney Wollaston

Photography ..........................Jebbie Lavoie

Proofreader ..........................Jade Valine

Production ...........................Christine Pavlina and Studio


                                       ***

DEPARTMENT PROFILE

DIRECT SALES:  A SUCCESS STORY

LIKE THE PROVERBIAL TORTOISE, THE DIRECT SALES DEPARTMENT HAS BEEN QUIETLY WINNING THE RACE TO SELL MORE DIRECTV(R) SYSTEMS.

Since its launch three and a half years ago, activations through this channel have grown to become an increasingly important contributor to meeting company goals. In August, Direct Sales hit an important milestone when it activated its one millionth DIRECTV customer. How do they do it? By implementing a strategic blend of marketing tactics, Direct Sales leverages the trusted DIRECTV brand and the convenience of one-stop shopping to close sales.

If you've received a Val-Pak insert, heard a radio commercial or seen a television ad directing you to call 1-800-DIRECTV, you've seen Brad Bentley at work. Ever hooked up a friend through the Friends & Family program? That's just one example of the referral programs run by John LaBreche. Anyone who's gone to DIRECTV.com, ordered equipment and scheduled delivery and installation online, has experienced OHO (pronounced oh-ho) or Online Hardware Ordering, the baby of David Collins. With the help of Sarah Davis, these three drive thousands of sales daily.

Potential Hispanic customers get special attention from Norma Lopez and Carmel Beaudoin who focus on selling DIRECTV PARA TODOS(TM) programming. Direct marketing has been especially effective in this segment with Direct Sales accounting for 30% of all new DIRECTV PARA TODOS customers.

Rounding out this group are Tracy Robinson and Amy Behle. Tracy is the mastermind behind telemarketing campaigns designed to follow up on customer leads or target specific consumer segments. Amy is the operational architect and liaison to the call centers, IT, outside vendors and other DIRECTV departments. She navigates the initiative process to ensure that Direct Sales programs are implemented on time and run smoothly and efficiently.

Tammy Benedict provides the vision and leadership that propels this team forward. Supported by Martha Pina, Tammy and the rest of the Direct Sales department are already hard at work planning for the next million sales and truly exemplifying "playing to win."

                                 --Victoria Tang

[Image of DIRECTV employees] [Photo caption] Back row, from left: David Collins, John LaBreche, Sarah Davis. Middle row, from left: Tracy Robinson, Tammy Benedict, Norma Lopez. Front row, from left: Brad Bentley, Amy Behle, Martha Pina, Carmel Beaudoin.

                                       ***

ENDLESS SUMMER OF EDUCATION:  DIRECTV COLLEGE INTERNSHIP PROGRAM

In keeping with its commitment to being both a positive community resource, as well as a successful, innovative multichannel entertainment company, DIRECTV just wrapped up its fourth year of providing energetic, talented college students the opportunity to gain real entertainment industry experience.

The DIRECTV College Internship Program continues to enlighten students by exposing them to corporate America. Requests for interns are reviewed by the Human Resources department to ensure students will be participating in, not just observing, the business world during their internship period.

Students work in departments ranging from Engineering to Finance, and they are given the opportunity to explore various aspects of DIRECTV while gaining insight into corporate culture, communication and networking.

"DIRECTV's family-like organizational culture and its energetic employees added to my experience and helped me realize the type of culture I will look for in a company," says Finance intern Tom Wang.

During these three months, students get valuable hands-on experience by assisting in the implementation and execution of various DIRECTV initiatives. "I've gained a new appreciation for all the behind-the-scenes work that goes into supporting DIRECTV's entertainment operations," says IT intern Scott Callaghan.

It is important for students to extend their education in their field of study by obtaining on-the-job training. "Students receive a well rounded education of the business by tackling issues, establishing contacts and learning the art of communication," says summer intern mentor Mireya Dongo of Acquisition Marketing.

This next generation of young adults was eager to apply their knowledge and ideas from the classroom to the real business world. "I thought I would be working on low-level intern projects with no real responsibilities," says IT Architecture intern Siddarth Savara "Instead I was in charge of researching and testing various approaches to solving problems."

However, the internship program is not all work and no play. In addition to an introduction to the business world, these nine students also toured the Los Angeles Broadcast Center and visited the Museum of Television & Radio. As summer internships ended, students were also recognized for their valuable contributions to DIRECTV at a farewell luncheon.

"Interns are able to create value for the department by contributing their individual strengths and skills toward department projects and company goals," says Victor Pagdanganan, who worked on the program along with HR colleagues Myra Rodriguez, Laura Kenyon-Rosenwald and Jill Simpson. "The value to students is evident in the professional and personal development they receive through on-the-job training and mentoring."

                                --Leticia Marquez

The DIRECTV College Internship Program is a component of the DIRECTV talent acquisition strategy. Hiring managers can use it to create an advantage for themselves in a highly competitive employment market by establishing a relationship with students before they graduate.

Students are recruited from universities like UCLA and USC, with an emphasis on ensuring a diverse candidate pool. In an effort to reflect the diversity of DIRECTV's customers, investors, strategic partners and the communities in which it does business, DIRECTV also partners with the T. Howard Foundation, which is focused on building diversity in the satellite television industry, for intern recruitment.

[Image of DIRECTV summer interns] [Photo caption] This year's summer interns immersed themselves in every aspect of DIRECTV, becoming fixtures within their departments. Back row, from left: Scott Callaghan, Sid Savara, Eric Wu, Sumir Kataria, Tiffani Chen, Nathalie Sajous. Front row, from left: Tom Wang, Amanda Chan, Feng Lu.

                                       ***

LOCATION IS EVERYTHING

SECURING OUR SECOND J.D. POWER AND ASSOCIATES AWARD WITH PRIDE

For employees who witnessed DIRECTV's first #1 ranking from J.D. Power and Associates in 2002, it was deja vu all over again this August.

"DIRECTV ranks highest in overall customer satisfaction performance for the second consecutive year," read the news release from J.D. Power and Associates. "Among the six factors that contribute to overall satisfaction," it continued, "DIRECTV receives top ratings in performance and reliability; cost of service; billing; and offerings and promotions. It also performs near the top in the remaining two factors: image and customer service."

Last year, it was good to be at the top. This year, it's even better to stay there.

The 2003 Syndicated Residential Cable/Satellite TV Customer Satisfaction Study (which is based on responses from 7,380 U.S. households that evaluated their satellite or cable TV providers) brought about another, even more affirming conclusion.

"Digital cable hasn't turned out to be the solution the cable industry needed to stem the tide of migration to satellite providers," said Steve Kirkeby, senior director of telecommunications research at J.D. Power and Associates. "Although digital cable subscribers report higher satisfaction than do analog cable subscribers, both groups dramatically trail satellite subscribers in overall customer satisfaction, with cost of service being a key issue."

This second prestigious award allows DIRECTV to maintain its coveted spot at the top of the industry. But these days, when the company's trophy case looks a little cluttered, it's easy to lose sight of its significance.

Top customer satisfaction ratings are especially important in an economy where companies can break away from the pack is by delivering great service.

"Consumers care more about service quality than they did during the high-flying days of the 1990s," says Charles L. Fred, president and CEO of the e-learning software company Avaltus, Inc. "They have less money to spend, they are more discriminate about what they buy, and they are less trusting." (1)

Delivering great service, adds Fred, means delivering on promises. Indeed, DIRECTV's application of this fundamental business practice caught the eye of J.D. Power III.

"After learning about your programs to attract and retain customers, one thing is clear," said Power when presenting this year's trophy to DIRECTV. "You deliver on your promises without gimmicks; just a focus on tried and true customer service principles. Your customers view DIRECTV as an honest service provider, and you provide that service with no misleading ads or hidden charges."

Of course, this popularity does not come without the sustained hard work of employees across every functional area at DIRECTV.

Says Fred, "The companies that break away will have a pure external focus on the customer. They will think about gaining news customers, keeping the ones they have, and coming up with new ways to wow the customer."

Looks like DIRECTV's major goals for 2003 - acquire quality, committed customers, retain those customers, and improve financial returns - are propelling the company in the right direction . . . up.

                                  --TINA SWARTZ


                                       ***

------------
(1) Fast Company, "How to Lap the Competition," April 2002

WHAT DOES J.D. POWER AND ASSOCIATES DO?             [IMAGE OF J.D. POWERS AND
                                                    ASSOCIATES AWARD]

J.D. Power and Associates conducts research that is used by a variety of industries to improve product quality and customer satisfaction. This research is based solely on responses from millions of consumers and business customers worldwide. J.D. Power and Associates does not test products. The firm's research is based on consumer feedback. Product and service rankings are derived from studies that serve as industry benchmarks for measuring and tracking quality and customer satisfaction. (source: www.jdpower.com)

                                       ***

2003 CHAIRMAN'S HONORS AWARDS



[IMAGE OF DIRECTV EMPLOYEES]



THE WINNING TRADITION CONTINUES

                                       ***

This summer, ten outstanding employees received Chairman's Honors Awards, complete with an objet d'art trophy and cash award of $10,000. But when DIRECTV president and COO Roxanne Austin announced their names during July's State of the Company address in Los Angeles, this group of winners received an even more meaningful prize: a standing ovation from their fellow employees in the audience.

Chairman's Honors Awards are the highest form of recognition given by the company, and they focus on personal achievement. Your colleagues below earned their awards based on specific achievements in areas of strategic importance that made a demonstrable contribution to DIRECTV's business success in 2002.

1          MICHAEL BURKS
Senior Manager, Risk Management
Implementation of Proactive Risk Management Processes to Reduce Bad Debt

Michael implemented an innovative and proactive risk management strategy focused on delinquent, pre-write off accounts. The result: significant reductions in bad debt expense and involuntary churn.

2          CHRIS CURREN
Director, Engineering
DIRECTV Security with Advanced Smart Cards

Chris led the team that completely redesigned DIRECTV's P4 "smart" card to withstand hackers' efforts. The P4 card has surpassed all previous records, existing in the field for more than 20 months with no evidence of hacking.

3          JAN HASEGAWA
Senior Project Manager, IT Business Analysis
Implementation and Support of Online Hardware Ordering and Support of Dealer Web Site

Jan managed the design, development and delivery of the DIRECTV.com Online Hardware Ordering system. She was also responsible for a significant redeployment of the DIRECTV Dealer Web Site.

4          ED HERNANDEZ
Resolution Management Team Manager
High-Quality, High-Impact Customer Service

Responsible for dealing with the company's most potentially contentious customer satisfaction issues, Ed provides white-glove customer service in resolving escalations, assisting the HSP field organization with real-time support, and managing the VIP customer installation and service processes.

5          MAELEN LEE
Senior Project Manager, Engineering
Spotbeam Local Collection Facility Project Management

Responsible for the building of more than 100 local collection facilities (LCF) in support of DIRECTV's spotbeam local-into local initiative, Maelen started from scratch, led a team into uncharted territory, and delivered every LCF on schedule.

6          ERIC NOBLE
IT Programmer Principal Analyst
End-user Anti-fraud

Eric's efforts to quickly and efficiently process the glut of evidence gathered during signal integrity raids were instrumental in fighting piracy and earning the company $5 million in settlement money last year.

7          RASESH PATEL
Director, IT Development
RIO Development

Rasesh stepped up to the task of completing the first large Siebel 7 implementation in an accelerated timeframe. Though his efforts were complicated by flaws in vendors' products, Rasesh kept the project from fatal delays.

8          QWEN PINCKNEY
Senior Manager, Programming Operations
Support of Distant Network Services

When the Satellite Home Viewer Improvement Act changed DIRECTV's procedures for offering distant network services, Qwen implemented system modifications to efficiently process customer waiver requests and manage signal strength testing.

9          RANDY SATTERBURG
Senior Manager, Marketing
Exceeded 2002 NFL SUNDAY TICKET(TM)Subscription and Revenue Goals

Through Randy's leadership and management of a company-wide, cross-functional team, more than 1.6 million customers subscribed to NFL SUNDAY TICKET(TM) in 2002, exceeding NFL revenue goals for DIRECTV and impacting the company's ARPU and year-end numbers.

10         WAYNE VERHEY
Senior Principal Engineer
Spotbeam Broadcast Center/Remote Uplink Facility Project Management

As the project manager of broadcast systems for the local-into-local initiative, Wayne is responsible for managing the resources needed to design, integrate and test DIRECTV's broadcast centers and uplink facilities. The local-into-local engineering team brought the job in-house, overcoming a number of challenges to meet, and even beat, all schedule requirements.

                                       ***

INDUSTRYNEWS

THE STATE OF OUR COMPANY IS STRONG
DIRECTV'S MID-YEAR SCORECARD

During DIRECTV's State of the Company address in July, accomplishments abounded and the metrics came fast and furious. If you missed the meeting (or weren't taking notes), here's a recap of all the salient points.

PROGRESS REPORT ON DIRECTV'S FIVE KEY INITIATIVES FOR 2003

EXPANDING LOCAL CHANNELS MARKETS
At the midpoint of 2003, DIRECTV was reaching nearly 72 percent of U.S. television households with local channels coverage in 63 markets. Following the pending launch of DIRECTV 7S, DIRECTV will expand its local service to another 40-plus markets, reaching an additional 13 million homes for a total of 85 percent of the nation.

DEVELOPING A COST-EFFECTIVE WHOLE-HOUSE SOLUTION
DIRECTV is continuing to look at cost-effective ways for customers to enjoy DIRECTV(R) service in every room of their homes. The new strategy being developed aims at reducing customer costs, and includes advanced technical solutions that would eventually allow up to four rooms to be served by a single box.

DEVELOPING COMPELLING HD OFFERINGS
DIRECTV is leading on the HD front with a new HD programming package that includes ESPN HD, Discovery HD Theater(TM), HDNet and HDNet Movies. DIRECTV will offer HD telecasts of select football games for NFL SUNDAY TICKET(TM) customers, and is looking at offering a high-definition DVR Receiver as well as local channels in high-definition.

BECOMING THE MARKET LEADER IN DVR TECHNOLOGY
While the take rate on DVRs was slower than DIRECTV would have liked for the first half of the year, the company will focus aggressively on upgrading existing customers for the second half of 2003. On-air spots began running in July and two million direct mail pieces were dropped. In Q4, DIRECTV's retail partners will offer the DIRECTV(R) DVR to new customers for the holiday season.

ATTACKING THE COST STRUCTURE
DIRECTV's more efficient, streamlined cost structure is generating improved margins. A re-negotiated billing contract will drive savings of about $50 million a year starting in 2004, and the company expects to save equally as much (or more) money from strategies such as re-negotiating legacy customer service contracts and other third-party agreements.

[Image of Roxanne Austin] [Photo caption] Roxanne Austin, DIRECTV president and COO

                                       ***

STRAIGHT FROM THE SOURCE

Roxanne Austin, president and COO, and Eddy Hartenstein, chairman and CEO, delivered the State of the Company address to Southern California employees. Roxanne Austin then took the show on the road to Denver, while Bob Meyers, executive vice president of Customer Satisfaction, traveled to Boise to host the same meeting there. Here's what they said:

"Our profitable growth strategy is continuing to produce significant year-over-year improvements in all key metrics, including revenue growth, earnings growth and cash flow, while still reducing churn and growing our leading customer base."

                     --Bob Meyers, executive vice president,
                              Customer Satisfaction

"So far, we've delivered an exceptionally strong performance in the first half of this year, and we're tracking toward another phenomenal year. If we keep this up, we'll be in a position to beat the extraordinary performance we turned in last year."

                   --Roxanne Austin, DIRECTV president and COO

"By combining our operating performance with News Corp.'s experience in running successful satellite and media companies, we'll be able to grow stronger and generate more profits. Ultimately, this deal will enable us to achieve the original vision for DIRECTV, which is to lead the entire multi-channel industry."

                  --Eddy Hartenstein, DIRECTV chairman and CEO

[Image of Eddy Hartenstein] [Photo caption] Eddy Hartenstein, DIRECTV chairman and CEO


SECOND QUARTER PROGRESS
REPORT ON DIRECTV'S THREE KEY PRIORITIES FOR 2003

CUSTOMER ACQUISITION

o    Added 181,000 net new customers in the second quarter of 2003.

CUSTOMER RETENTION

o Maintained a very low 1.5 percent monthly churn rate for the third quarter in a row.

FINANCIAL RETURNS

o Overachieved on revenue projections with second quarter revenue of $1.8 billion (guidance was $1.75 billion).


o Average revenue per unit (ARPU) was $60.90 for the second quarter (up $2.80 from last year's second-quarter ARPU).

STATUS SYMBOLS

MAGNIFICENT SEVEN.
The second quarter of 2003 was DIRECTV's seventh consecutive quarter of year-over-year growth in operating profit.

GROWING UP.
Just last year, DIRECTV became cash-flow positive for the first time in its nine-year history.

THE FAN CLUB.
At the midpoint of 2003, DIRECTV's customer base was 11 percent larger than it was at the same time last year.

OUR WHAT?
DIRECTV has the highest ARPU (average revenue per unit) in the industry.

FOR THE HISTORY BOOKS.
DIRECTV's operating profit before depreciation and amortization (OPBDA) of $325 million in Q2 2003 was the best quarterly result in company history.

                                       ***

THANKS A MILLION

DIRECTV PROTECTION PLAN REACHES THE MILLION-CUSTOMER MILESTONE

In September, the DIRECTV Protection Plan, managed by DIRECTV Home Services(TM), added its one-millionth customer. The program launched in June 2001 and provides customers with worry-free technical support for a monthly subscription fee of $5.99. Since its launch, the program has quickly become a major customer service channel expected to generate more than $20 million in operating margin in 2003 and an estimated $15 million in incremental customer service savings.

"Although this business is profitable, we never lose sight of our customer, and we manage the program to increase overall customer satisfaction and retention efforts," said Bob Apple, senior vice president and general manager, DIRECTV Home Services and Denver Operations.

The DIRECTV Protection Plan business involves an alliance with National Electronics Warranty (NEW), the nation's leading provider of extended service contracts and buyer protection services. NEW operates two customer call centers on behalf of DIRECTV's Protection Plan, one in Montana and one in Florida, which provide DIRECTV's Protection Plan customers with 24/7 technical support. The monthly subscription fee charged for the plan covers technical call center support, in-home service support, and equipment costs. As a result, each customer subscribing to the Protection Plan reduces DIRECTV's customer service costs.

The program's rapid growth can be attributed to strong sales at the point of new customer activation, and to the Protection Plan being offered to customers experiencing technical difficulties who call into a DIRECTV call center. DIRECTV's Protection Plan sales tactics include main-bank activation calls, outbound telemarketing, Direct Sales initiatives, certificate programs, and offers from installers and retailers.

"We have a good understanding of the new customer contact points," said Michael Kleinstuber, program manager, Service and Warranty. "Along with new customer activation, we continue to reach out to existing DIRECTV customers to raise awareness about the value of the plan through a variety of initiatives."

These initiatives include print ads, on-air notices and online communication at DIRECTV.com. These efforts focus on cost-effective acquisition while supporting DIRECTV's goals of revenue generation, churn reduction and initiatives like advanced product platforms.

According to Steve Bounds, director, Service and Warranty, "The number of groups supporting the Protection Plan throughout DIRECTV is staggering, and this teamwork is directly responsible for the program's success."

[Image of Michael Kleinstuber, Jeff Hahn, Steve Bounds ] [Photo caption] From left: Michael Kleinstuber, Jeff Hahn, Steve Bounds.

SEC LEGEND

In connection with the proposed transactions, on August 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website, www.sec.gov. In addition, the definitive materials that have been mailed to GM stockholders contain information about how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of stockholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the consent solicitation statement of GM / prospectus of Hughes / prospectus of News Corporation.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News Corporation to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, which may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures and the ability to access capital to maintain financial flexibility; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. Those other risks relating to Hughes include, but are not limited to, the uncertainties regarding the operations of DIRECTV Latin America, LLC, Hughes' 75% owned subsidiary, which is currently operating under Chapter 11 bankruptcy proceedings, and the performance of its satellites. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," "outlook," "objectives," "strategy," "target," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.



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